1345 AVENUE OF THE AMERICAS, 11th FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

February 24, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.

Mail Stop 3010
Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:                             Dipexium Pharmaceuticals, LLC

Amendment No. 1 to Registration Statement on Form S-l

File No. 333-193780

Dear Mr. Riedler:

On behalf of Dipexium Pharmaceuticals, LLC, a Delaware limited liability company (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  Amendment No. 1 has been filed with the Commission today via EDGAR.

Amendment No. 1 is being filed in response to a comment letter related to the Registration Statement received from the Staff on February 18, 2014.  For the Staff’s convenience, the Staff’s comments are listed below in bold-faced type followed by the Company’s response.

Summary Financial Information, page 8

1.                                      We acknowledge your changes in response to prior comment 11.  Please revise the Balance Sheet Data section to present Stockholders’ Equity above Total Liabilities and Members’ Equity/Shareholders’ Equity.

We have amended page 9 of the Registration Statement via Amendment No. 1 in accordance with the Staff’s comment.

2.                                      Please revise footnote 1 to disclose why total members’ equity did not change as a result of the warrant exchange.

We have amended page 9 of the Registration Statement via Amendment No. 1 in accordance with the Staff’s comment.

Cautionary Note Regarding Forward-Looking Statements, page 34

3.                                      We note your response to prior comment 16 and reissue the comment.  Please delete any reference to reliance on the safe harbor for forward looking statements under the federal securities laws.   Please note that no such safe harbor is available for statements made in the context of an initial public offering.

We have amended page 36 of the Registration Statement via Amendment No. 1 in accordance with the Staff’s comment.

Dilution, page 41

4.                                      In the next amendment please disclose pro forma net tangible book value and related per share amounts that give effect to the warrant exchange and the corporate conversion.

We have amended page 41 of the Registration Statement via Amendment No. 1 in accordance with the Staff’s comment.

Patent Term Restoration and Marketing Exclusivity, page 61

5.                                      We note your disclosure that the FDA has denied your application to have Locilex designated as a “qualified infectious disease product.”  Please revise your disclosure to indicate why the FDA has denied your application and why you believe re-application for this designation in February 2014 will be successful.

We have amended pages 61-62 of the Registration Statement via Amendment No. 1 in accordance with the Staff’s comment.

Financial Statements

Notes to Financial Statements

Note 14 — Subsequent Events, page F-15

6.                                      Please disclose the number of membership interests that will be issued to RRD International, LLC, the accounting treatment, and compensation that will be recorded in connection with the agreement.

We have amended page F-15 of the Registration Statement via Amendment No. 1 in accordance with the Staff’s comment.

7.                                     Please revise to disclose the facts and circumstances that lead to the issuance of 23,719 Class A Membership Interests in exchange for the redemption of warrants to purchase 89,900 Class A Membership Interests and disclose the accounting treatment of the transaction.

We have amended page F-15 of the Registration Statement via Amendment No. 1 in accordance with the Staff’s comment.

* * * *

We thank the Staff in advance for its consideration of Amendment No. 1 and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact me at (212) 370-1300.

Sincerely,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:                                Dipexium Pharmaceuticals, LLC

Ivan K. Blumenthal, Esq.